
June 15, 2006

Room 7010

James S. Sawyer
Senior Vice President and Chief Financial Officer
Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810

> **Re: Praxair, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 001-11037**

Dear Mr. Sawyer:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis

Off-Balance Sheet Arrangements and Contractual Obligations, page 40

1.   Include your interest commitments under your interest-bearing debt in your contractual obligation table on page 40, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion

should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Note 4. Segment Information, page 49

2.   You disclose that you operate in five operating segments, four of which have been determined on a geographic basis. We note you separately discuss the markets in which you operate and provide sales information by market in your annual report and your business section. We further note from your organizational structure that you have presidents and vice presidents for certain geographic areas, markets and products. Based on this information and as contemplated by paragraph 15 of SFAS 131, it appears that you may operate under a matrix form of organization. Please clarify for us how your organization is structured. Please identify your chief operating decision maker (CODM) and provide us with copies of the financial information that is regularly provided to your CODM. With reference to this financial information, tell us how you determined the appropriateness of presenting geographic operating segments.

Note 13. Debt, page 56

3.   Your disclosure includes a brief description of the covenants your major bank credit and long-term debt agreements contain, including mention of a leverage ratio, however you do not make an affirmative statement regarding the compliance with the terms of the covenants. In future filings, please note that all material covenants related to outstanding debt should be discussed and analyzed. Refer to FRR No. 72 – 501.13.

Note 19. Commitments and Contingencies, page 63

4.   We note that you are a co-defendant for 1,869 lawsuits alleging personal injury caused by manganese in welding fumes. We also note that you do not anticipate that any of your legal actions will have a material adverse effect on your consolidated financial position, results of operations or cash flows in any given year. Please note that a statement that the contingency is not expected to be material does not satisfy the requirements of Statement 5 if there is at least a reasonable at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant's securities. In that case, the registrant must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. In

James S. Sawyer
Praxair, Inc.
June 15, 2006
Page 3

addition, please revise future filings to clarify whether or not you have recorded a reserve related to these lawsuits and if not, how you determined a reserve was not necessary (i.e. not probable or reasonably estimable).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854, Jeanne Baker at (202) 551-3691 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili N. Shah
Branch Chief